OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50
SEC FILE NUMBER 033-22128-D
CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [  ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
            Full Name of Registrant                           Nexia Holdings, Inc.

Former Name if Applicable                      N/A

Address of Principal Executive Office:     59 West 100 South, Second Floor
                                                                          Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s year end financial audit and Form 10-KSB has been delayed due to the Company’s restructuring of its retail operations and the change during the third quarter of the Company’s Independent Accountant and the time required working with the new accountants.  The Company and its staff are working diligently to complete the reports for the year ended December 31, 2007.  Despite these efforts the Company will not be able to complete its Form 10-KSB for the year ended December 31, 2007 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

         Richard D. Surber                                               President                                          (801)575-8073
(Name)                                                             (Title)                                         (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).( X ) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?( X ) Yes ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in the results of operations: set forth in the attachment hereto comparing estimated financial results for the year ended December 31, 2007 with the same period in 2006.

Nexia Holdings, Inc.
                                                             (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2008                                                                    By:   /s/ Richard Surber                .
                                              Name: Richard D. Surber
                                              Title:    President

Estimated Revenues

Year ended December 31, 2007. Gross revenues for the fiscal years ended December 31, 2006 and 2007 were $1,834,245 and $3,354,243, respectively. This represents a $1,519,998 or 83% increase from 2006 to 2007. Gold Fusion had four operating stores during the year of 2007 compared to two during 2006.  The Company purchased a new salon during 2007 increasing revenue for that year.

Estimated Expenses

Year ended December 31, 2007. Total expenses for the fiscal years ended December 31, 2006 and 2007 were $5,422,272 and $8,202,224, respectively. This is a $2,779,952 increase, or a 51% increase from 2006 to 2007. The increase was attributable primarily to consulting fees of $784,593, promotional and marketing expenses of $1,259,608, and increased expenses for the expansion of Landis and Gold Fusion operations.

Estimated Operating Losses

Nexia estimates an operating loss of $6,397,956 for the year ended December 31, 2007 compared to a loss of $4,425,135 for the comparable period in the year 2006. The increase in operating loss of $1,972,521 or a 45% increase was the result of the increased operating expenses related to the operation of the Landis Salon, Black Chandelier costs of expansion and investor relations, promotional and marketing related fess paid during the year ended December 31, 2007.

Estimated Net Losses

Nexia estimates a net loss of $6,320,440 for the period ended December 31, 2007, as compared to a net loss of $1,967,208 for the comparable period in 2006. The increase in net loss represents a change of $4,353,232, or 221% increase compared to the same period in 2006, reported above. Increased operations in the salon and retail segments are contributors to the increase in net loss. Other major contributors to the increased loss were increases in payroll, marketing and promotion expenses.

Estimates of Liquidity and Capital Resources

On December 31, 2007, Nexia estimated current assets of $629,179 and total assets of $5,303,445 compared to current assets of $1,022,549 and total assets of $4,734,635 as of December 31, 2006. Nexia estimates its net working capital deficit of $1,847,561 at December 31, 2007, as compared to a net working capital deficit of $990,123 at December 31, 2006. The increase in working capital deficit of $857,438 is due primarily to increased operations without sufficient cash flow to cover the increase.